SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2022 (Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On June 17, 2022, G Medical Innovations Holdings Ltd. (the “Registrant” or the “Company”) announced that it will hold its Annual General Meeting of Shareholders on July 20, 2022 (the “Meeting”). Only shareholders of record who hold ordinary shares, par value $0.09 per share, of the Registrant at the close of business on June 9, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

Copies of the Notice of Annual General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively. The Notice of Annual General Meeting, Proxy Statement and Form of Proxy Card for the Meeting are also available on the Company’s website, www.gmedinnovations.com.

Exhibit No.
99.1	Notice of 2022 Annual General Meeting of Shareholders.
99.2	Proxy Statement for 2022 Annual General Meeting of Shareholders.
99.3	Form of Proxy Card for 2022 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovation Holdings Ltd.

Date: June 17, 2022	By:	/s/ Yacov Geva
	Name:	Yacov Geva
	Title:	Chief Executive Officer

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